SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. --)*



                           ALLSTATE FINANCIAL CORPORATION
     ----------------------------------------------------------------------

                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02001102
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                              John W. Griffin, Esq.
                          Duane, Morris & Heckscher LLP
                               1667 K Street, N.W.
                              Washington, DC 20006
                                 (202) 776-7800

     ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              SEE EXPLANATORY NOTE
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                                  Page 2 of 12

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No: 020011102

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1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
Persons (entities only)  Leon Fishman
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    ..........................................................
(b)    ...........................................................
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3) SEC Use Only  .................................................
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4) Source of Funds (See Instructions)  PF
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)
 ..................................................................
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6) Citizenship or Place of Organization U.S.A.
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Number of Shares        7) Sole Voting Power  7,500
Beneficially            _____________________________________________________
Owned                   8) Shared Voting Power  246,250
by Each                 _____________________________________________________
Reporting               9) Sole Dispositive Power  7,500
Person                  _____________________________________________________
With                    10) Shared Dispositive Power  246,250

--------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person  253,750

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  ..............................................
------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  10.90%

14) Type of Reporting Person (See Instructions)  IN


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                                  Page 4 of 12


CUSIP No:  020011102

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1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
Persons (entities only) Barbara J. Fishman
------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)    ..........................................................
(b)    ...........................................................
-----------------------------------------------------------------------------
3) SEC Use Only  .................................................
-----------------------------------------------------------------------------
4) Source of Funds (See Instructions)  PF
-----------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ..................................................................
-----------------------------------------------------------------------------
6) Citizenship or Place of Organization U.S.A.
-----------------------------------------------------------------------------
Number of Shares        7) Sole Voting Power  ....................
Beneficially            -----------------------------------------------------
Owned                   8) Shared Voting Power  246,250
by Each                 -----------------------------------------------------
Reporting               9) Sole Dispositive Power  ..........
Person                  -----------------------------------------------------
With                    10) Shared Dispositive Power  246,250
                        -----------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  246,250

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  ..............................................
-----------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  10.62%

14) Type of Reporting Person (See Instructions)  IN

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                                  Page 5 of 12


                                Explanatory Note



         Due to a misinterpretation of the applicability to the Reporting Person of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Act") and the rules promulgated thereunder, the Reporting Person has not previously filed a Schedule 13D or Schedule 13G with respect to shares of common stock, no par value (the "Common Stock") of Allstate Financial Corporation (the "Company") beneficially owned by the Reporting Person.


         The Reporting Person was a co-founder of the Company in 1982. In 1989, the Company completed an initial public offering of its Common Stock, which is currently registered pursuant to Section 12(g) of the Act.


         The Reporting Person has been a director and/or executive officer of the Company since its initial public offering. As such, information with respect to the Reporting Person's beneficial ownership of the Common Stock has been disclosed in the Company's annual proxy statements and reports on Form 10-KSB. In addition, the Reporting Person believes he has complied in all material respects with his filing requirements under Section 16(a) of the Act. Accordingly, the Reporting Person believes that all material information concerning the Reporting Person's beneficial ownership of the Company's Common Stock has been previously disclosed.


         With the exception of 7,500 shares issuable pursuant to stock options, Leon Fishman beneficially owns his shares of Common Stock as tenants by the entirety with his wife, Barbara J. Fishman. For purposes of this report, Leon Fishman is referred to herein as the "Reporting Person."


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                                  Page 6 of 12

         Item 1. Security and Issuer


      This statement on Schedule 13D (the "Statement") relates to shares of the common stock, without par value (the "Common Stock") of Allstate Financial Corporation (the "Issuer"), whose principal executive offices are located at 2700 South Quincy Street, Suite 540, Arlington, Virginia 22206.

Item 2. Identity and Background

      a.  Leon Fishman
      b.  20191 E. Country Club Drive
          N. Miami Beach, Florida 33180
      c. Director and employee of the Issuer, a specialized commercial finance company, whose principal executive offices are located at 2700 South Quincy Street, Suite 540, Arlington, Virginia 22206.
      d.  None
      e.  None
      f.  United States of America

      a.  Barbara J. Fishman
      b.  20191 E. Country Club Drive
          N. Miami Beach, Florida 33180
      c.  n/a
      d.  None
      e.  None
      f.  United States of America

Item 3. Source and Amount of Funds or Other Consideration

      The acquisitions were financed with the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

      The Reporting Person co-founded the Issuer in 1982 and acquired all shares of the Issuer beneficially owned by the Reporting Person (excluding 7,500 shares issuable upon the exercise of options granted pursuant to the Issuer's Stock Option Plan) prior to the Issuer's initial public offering in 1989.

      On March 12, 1998, the Board of Directors of the Issuer (of which the Reporting Person is a member) voted to reduce the size of the Issuer's Board of Directors to five (5), effective at the Annual Meeting of Shareholders to be held on May 12, 1998 (the "Annual Meeting"), and on March 26, 1998, the Board of Directors of the Issuer voted to

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                                  Page 7 of 12

nominate the following persons for election to the Board: Craig Fishman, Alan L. Freeman, Jack C. Troia, John V. Pollock and David P. Bindeman. The Reporting Person intends to vote all shares beneficially owned by him for such nominees at the Annual Meeting.

      Except as set forth above or elsewhere herein, the Reporting Person has no plans or proposals which relate to or would result in:

      a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

      b.  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      e. Any material change in the present capitalization or dividend policy of the Issuer;

      f. Any other material change in the Issuer's business or corporate structure;

      g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      j. Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      a. The Reporting Person beneficially owns 253,750 shares of Common Stock (or 10.90% based on the number of outstanding shares as of March 25, 1998), which includes the right to acquire 7,500 shares of Common Stock issuable pursuant to currently exercisable stock options having an exercise price of $14.00 per share.

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                                  Page 8 of 12

      b. The Reporting Person has the sole power to vote and sole power to dispose of 7,500 shares and the shared power to vote and shared power to dispose of 246,250 shares.

      c. The Reporting Person has not effected any transactions with respect to the Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Reporting Person has the right to acquire 7,500 shares of Common Stock pursuant to a stock option agreement between the Reporting Person and the Issuer. The options were scheduled to expire on December 15, 1997; however, on November 18, 1997, the Board of Directors extended the expiration date of the options to May 15, 1998.

Item 7. Material to be Filed as Exhibits.

      The following is filed as an exhibit to this Statement on Schedule 13D:

      Exhibit 1 Stock Option Agreement by and between Leon Fishman and Allstate Financial Corporation dated December 16, 1992.


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                                  Page 9 of 12

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, each individual set forth below certifies that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1934, as amended, the individuals set forth below agree that this statement on Schedule 13D is filed on behalf of each of them.


                                       /s/ Leon Fishman
                                       ------------------------------------
                                       Leon Fishman


                                       /s/ Barbara J. Fishman
                                       ------------------------------------
                                       Barbara J. Fishman





Date:  March 30, 1998


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                                  Page 10 of 12

Exhibit 1


                         ALLSTATE FINANCIAL CORPORATION

                                STOCK OPTION PLAN

                  Incentive (Qualified) Stock Option Agreement


     THIS AGREEMENT, made as of the 16th day of December, 1992, by and between ALLSTATE FINANCIAL CORPORATION, a Virginia corporation (the "Company"), and Leon Fishman (the "Optionee"),


                              W I T N E S S E T H :

         1. Recitals. Pursuant to the Company's Stock Option Plan (the "Plan"), options to purchase shares of the Company's Common Stock (no par value) ("Common Stock") may be granted to those employees of the Company and its subsidiaries who shall have been selected by the committee appointed by the Board of Directors to administer the Plan ("Committee"). The Optionee is now in the employ of the Company or a subsidiary of the Company, and has been selected by the Committee to receive an incentive stock option pursuant to the Plan.

         2. Grant of Option. Subject to the terms and conditions of the Plan and this Agreement, the Company hereby grants to the Optionee the right and option to purchase from the Company all or part of an aggregate of 7,500 shares of its Common Stock as an incentive stock option.

         3. Option Price and Time of Exercise. The per-share purchase price at which the shares subject to option hereunder may be purchased by the Optionee pursuant to his or her exercise of this option under this paragraph shall be $14.00, being not less than 100% of the fair market value per share of the Company's Common Stock on the date hereof. The option shall become exercisable with respect to 33-1/3% of the shares subject to the option at any time or in part from time to time beginning with the date two years from the date hereof, with respect to an additional 33-1/3% at any time beginning with the date three years from the date hereof, and with respect to an additional 33-1/3% at any time beginning with the date four years from the date hereof. These rights to exercise the options shall in all events expire (except as provided in Paragraph 6 below) after the day preceding the fifth anniversary of the date hereof (the "Option Period"). The right to exercise this option shall be cumulative, to the extent not theretofore exercised; i.e., to the extent not theretofore exercised, it may be exercised in whole at any time and in part from time to time until the date of termination of the Option Period.

         4. Method of Exercising and Payment for Shares. If the Optionee wishes to exercise this option in whole or in part, the


                                        1
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                                  Page 11 of 12


Optionee shall deliver to the Company a written notice of exercise, which states the number of shares of stock to be purchased. Together with the notice, the Optionee shall deliver to the Company cash or check in an amount equal to the option price described above. The Company shall deliver to the Optionee a certificate or certificates, the Company may also require the Optionee to deliver to the Company this Agreement or such other information as the Company may reasonably require. Subject to the approval of the Committee, the purchase price may be paid in whole or in part through the transfer of shares previously acquired by the Optionee. For this purpose, the transferred shares shall be valued at their fair market value on the date the Company receives the transferred shares, or, if later, the date the Company receives the notice of exercise. An Optionee's election to exercise this option or to pay the exercise price by delivering stock shall be irrevocable once the notice of exercise or transferred shares have been received by the Company.

         5. Non-transferability. This option is not transferable by the Optionee except as otherwise provided in Paragraph 6 below, and during Optionee's lifetime is exercisable only by him or her.

         6. Exercise After Death or Termination of Employment. In the event the Optionee dies while employed by the Company or a subsidiary, or dies within three (3) months following termination of his or her employment with the Company or a subsidiary, provided such termination was not for cause, and before the expiration of this option, the Optionee's estate, or the person or persons to whom the Optionee's rights under this option shall pass by will or the laws of descent and distribution, may exercise this option, to the extent exercisable at the date of death, at any time within one year following the Optionee's death (but in any event before the expiration of the Options Period). In the event the Optionee ceases to be employed by the Company or a subsidiary by reason of termination of employment not for cause, before expiration of the Option Period, the Optionee may exercise this at any time within three (3) months next following such termination of employment (but in any event before the expiration of the Option Period). If the Optionee's employment is otherwise terminated, this option shall terminate at the time of such termination of employment.

         7. Adjustments. The number of shares subject to this option and the exercise price thereof are subject to adjustment upon the occurrence of certain events, as set forth in the Plan.

         8. Withholding and Disposition of Shares. The obligation of the Company to deliver shares upon the exercise of this option is subject to applicable federal, state and local tax withholding requirements.

                                       2

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                                  Page 12 of 12


     Should the Optionee exercise this option or dispose of any option shares under circumstances where the Company is subject to federal, state or local withholding requirements or employment taxes applicable to the taxable income of the Optionee resulting from such exercise or disposition, the Optionee shall pay the amount thereof to the Company at the Company's request, and the Company is authorized to withhold any such amounts from other compensation or amounts due to the Optionee.

     If, within one year after the exercise of this option an Optionee disposes of any shares acquired by that person through such exercise, such Optionee shall promptly notify the Company of the date of such disposition and the number of shares disposed of, together with the price or other terms of such disposition.

         9. Binding Effect, Entire Agreement. Subject to the limitations stated above, this Agreement shall be binding upon and inure to the benefit of the personal representatives of the Optionee and the successors of the Company. This Agreement, together with the Plan, constitutes the entire agreement between the parties.

         IN WITNESS  WHEREOF,  Allstate  Financial  Corporation  has caused this
Agreement to be signed by its Secretary/Treasurer and the Optionee has affixed his or her signature hereto.


                                           ALLSTATE FINANCIAL CORPORATION



                                           /s/ Lawrence M. Winkler
                                           ------------------------------------
                                           Lawrence M. Winkler
                                           Secretary/Treasurer



                                           /s/ Leon Fishman
                                           ------------------------------------
                                           Optionee:  Leon Fishman


                                       3